                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-15 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of  February 12, 1998


                    Micro Focus Group Public Limited Company
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


        Form 20-F   X                                Form 40-F
                   ---                                         ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes   X                                      No
             ---                                        ---

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

                                     [LOGO]
                                  MICRO FOCUS

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional advisor authorised under the Financial Services Act 1986. If you have sold or transferred all of your ordinary shares in Micro Focus Group plc, please pass this document, and the accompanying form of proxy, to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

To the holders of Ordinary Shares:                             February 12, 1998

                             SUB-DIVISION OF SHARES

Dear Shareholder,

Shareholders will be aware that the price of the Company's ordinary shares has risen over the past two years and is now comparatively high in relation to the share price of many UK listed companies. The Board of Directors therefore considers it appropriate to propose a 5-for-1 sub-division of shares in order to improve the marketability of the Company's ordinary shares. If approved, the sub-division will be effected by means of a sub-division of each ordinary share of 10p of the Company into five ordinary shares of 2p each.

Currently one ordinary share in the Company is equivalent to one of the Company's American Depository Shares traded on the US Nasdaq Stock Market ("ADS's") and the Company now intends to alter the conversion ratio on its ADS's such that every five ordinary shares of the Company held after the effective date of the subdivision will be represented by a single ADS.

Micro Focus Group plc is accordingly convening an extraordinary general meeting of the Company to be held at 12:00 Noon on Thursday March 12, 1998 at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, England RG14 1QN. The notice convening the meeting is on the reverse.

Subject to the passing of the resolution at the extraordinary general meeting, the sub-division is expected to be effected at close of business on March 13, 1998. Existing share certificates will cease to be valid from that date and should be destroyed once the new certificates have been received. Application will be made to the London Stock Exchange for the admission of the new ordinary shares to the Official List and dealing in the new ordinary shares of 2p will commence on March 16, 1998. It is intended that new certificates reflecting the sub-division will be despatched by March 16, 1998. The new ordinary shares will in all respects (other than as to the nominal value) rank pari passu and carry the same rights as the existing ordinary shares. The new ordinary shares may be held in an uncertificated form.

RECOMMENDATION

Your Directors believe this proposal is in the best interests of the Shareholders as a whole and the Company. Accordingly, your directors recommend you to vote in favour of the resolution set forth in the attached notice of meeting as they intend to do in respect of their own beneficial holdings.

ACTION TO BE TAKEN

Whether or not you expect to be able to attend the meeting, please complete and return the enclosed form of proxy so as to reach the Company's Registrar, Lloyds Bank Registrars, The Causeway, Worthing, West Sussex, BN99 6DA, not less than 48 hours before the meeting. Submission of a completed form of proxy will not prevent you from attending and voting at the meeting if you wish to do so.

Yours faithfully

/s/ Martin Waters

Martin Waters
President and Chief Executive Officer

                     NOTICE OF EXTRAORDINARY GENERAL MEETING



Notice is hereby given that an extraordinary general meeting of Micro Focus Group Plc ("the Company") will be held at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, U.K. on Thursday, March 12, 1998 at 12.00 noon for the purpose of considering and if thought fit, passing the following resolution which will be proposed as an ordinary resolution:

ORDINARY RESOLUTION

THAT each existing ordinary share of 10p each in the capital of the Company whether issued or authorised but not issued be subdivided into 5 ordinary shares of 2p each, such sub-division to take effect at the close of business, Friday, March 13, 1998.

BY ORDER OF THE BOARD

/s/ Loren E. Hillberg

Loren E. Hillberg
Secretary


Registered Office:
The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN, United Kingdom

February 12, 1998

NOTES:

1. A member entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend and vote in his place. A proxy need not also be a member of the Company. Members wishing to vote by proxy may use the enclosed Form of Proxy.

2. To be valid, the Form of Proxy and any authority under which it is executed or a notarially certified copy of such authority must be lodged at the office of the Company's Registrar, Lloyds Bank Registrars, The Causeway, Worthing, West Sussex BN99 6DB, not later than 12.00 noon on Tuesday March 10, 1998.

3. The Company pursuant to Regulation 34 of the Uncertificated Securities Regulations 1995, specifies that only those shareholders registered in the register of members of the Company as at 6.00 pm on Wednesday March 11, 1998 shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after 6.00 pm on Wednesday March 11, 1998 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

                                   MICRO FOCUS

                                                           For Office Use Only
                                                         -----------------------
                                                            Number of Shares
                                                         -----------------------
                                                         -----------------------


               FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING OF
             MICRO FOCUS GROUP PLC AT THE LAWN, 22-30 OLD BATH ROAD,
                 NEWBURY, BERKSHIRE AT 12 NOON ON MARCH 12 1998


I/We _______________________________________________________________________
(FULL NAME(S) IN BLOCK CAPITALS PLEASE)
____________________________________________________________________________


of  ________________________________________________________________________

being a member/members of Micro Focus Group Plc hereby appoint the Chairman of the Meeting or (SEE NOTE 2)
____________________________________________________________________________

as my/our proxy vote for me/us on my/our behalf at the extraordinary general meeting of the Company to be held at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, on Thursday, March 12, 1998, and at any adjournment thereof.

Please indicate which way you wish your proxy to vote by inserting "X" in the appropriate space provided.

ORDINARY RESOLUTION                          FOR     AGAINST

Sub-divide share capital                     [ ]       [ ]


Unless otherwise instructed the proxy will at his/her discretion vote or abstain from voting as he/she thinks fit on any matter properly presented to the meeting.

Signature _______________________________________ Date ________________1998

Notes:
 1. In the case of joint holdings only one holder need sign but the names of all joint holders should be given. The vote of the first named in the register of members who tenders a proxy, will be accepted to the exclusion of the votes of other joint holders.

 2. The words "the Chairman of the Meeting" may be struck out and the name(s)of some other person(s) substituted; all alterations should be initialled.

 3. This form must be signed by the appointer or his attorney duly authorised in writing. A corporation must execute this form either under its Common Seal or under the hand of an officer duly authorised in writing.

 4. To be valid, this proxy, together with any authority under which it is executed or a notarially certified copy of such authority, must be lodged with the Company's Registrars at the address overleaf not less than 48 hours before the time of the annual general meeting.

 5. A member can appoint more than one person (who need not be a member) to act as his/her proxy. Appointment of a proxy will not prevent a member from attending and voting in person should he/she decide to do so.

RC2106

  -----------------------------                       1
 |   Business Reply Services   |
 |     Licence No. BR3006      |
  -----------------------------



                              Lloyds Bank Registrars

                              The Causeway

                              Worthing

                              West Sussex

                              BN99 6DB

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        Micro Focus Group Public Limited Company
                                        ----------------------------------------
                                                      (Registrant)


Date: February 23, 1998                 By:  /s/ Loren E. Hilllberg
                                             -----------------------------------
                                             Loren E. Hillberg, Secretary